

06004819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AB 3/21/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......	12.00

SEC FILE NUMBER
8- 49995

REPORT FOR THE PERIOD BEGINNING____1-1-05____ AND ENDING____12-31-05____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ROGAN & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 9TH AVENUE NORTH

(No. and Street)

SAFETY HARBOR   FL   34695

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J BOVA   813-684-0933

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA

(Name – if individual, state last, first, middle name)

414 CHASTAIN RD   SEFFNER   FL   33584

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____MICHAEL G ROGAN_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ROGAN & ASSOCIATES INC_____ , as

of _____DECEMBER 31_____, 20_05____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

NANCY L. BOVA
MY COMMISSION # DD 137944
EXPIRES: July 31, 2006
1-800-3-NOTARY   FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~.   CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   SEE NET CAPITAL REPORT
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
        SEE NOTES TO FINANCIAL STATEMENTS

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Rogan and Associates, Inc.
Tampa, Florida

We have audited the accompanying balance sheet of Rogan and Associates, Inc. as of December 31, 2005, and the related statements of income and expense, cash flows and changes in stockholders' equity. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan and Associates, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 23, 2006
Tampa, Florida

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2005, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referenced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

ROGAN AND ASSOCIATES, INC.
BALANCE SHEET - DECEMBER 31, 2005

ASSETS

ALLOWABLE ASSETS:

Cash	$ 93,278
Accounts receivable - trade	25,000
Accounts receivable - other	17,537
Other securities	10,962
Total allowable assets	146,777

NON-ALLOWABLE ASSETS:

Accounts receivable	221,341
Other assets	27,715
Total non-allowable assets	249,056
TOTAL	**$395,833**

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 31,222

OWNERSHIP EQUITY:

Capital stock - common	150
Paid-in capital	30,985
Retained earnings	357,602
Less treasury stock, at cost	(24,126)
Total ownership equity	364,611
TOTAL	**$395,833**

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	$1,007,074
EXPENSES:	
Commissions and payroll	462,257
Regulatory fees	29,773
Communications	13,502
Other expenses	449,807
Total expenses	955,339
NET INCOME	$ 51,735

Note: No income tax has been recorded hreron due to tax alternatives
that render any tax liability immaterial.

The notes which follow all the financial statements must be read for a more
informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	NONE
INCREASE IN CASH	$67,610
CASH BALANCE, DECEMBER 31, 2004	25,668
CASH BALANCE DECEMBER 31, 2005	$93,278

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

STOCKHOLDERS' EQUITY, DECEMBER 31, 2004	$312,669
Net income - year ended 12-31-05	51,735
Prior year adjustment	207
STOCKHOLDERS' EQUITY, DECEMBER 31, 2005	$364,611

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

TOTAL OWNERSHIP EQUITY $364,611

Less -
Non-allowable assets and options (249,056)
Haircuts (5,394)

NET CAPITAL $110,161

NOTE: The net capital presented heron concurs with the year-end Company
prepared Focus Report. (Part IIA) net capital.

ROGAN & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do no necessarily represent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

AML COMPLIANCE PROGRAM

The Company retained Lynn G. Hippner, CRCP of Registration Consultants, to test their firm's AML Compliance Program for the twelve-month period ending 9-30-05. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, NASD and US Treasury rules.

TRADE RECEIVABLES AND DEPOSITS

These represent amounts due from Raymond James & Associates, Inc. applicable to commissions. Raymond James & Associates, Inc. is the Company's clearing facility.

REGULATORY MATTERS

There were no material inadequacies at December 31, 2005 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

ROGAN & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTINGENCIES

There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2005 or for the year then ended, excepting the rental of premises noted below.

RENTAL - PREMISES

On 10-21-02, the Company moved their operating facilities and entered into a new lease agreement for five years, representing an average monthly rate of $3,650.